Exhibit 99.5

ParcelPal Logistics Inc. Reports Record Third Quarter 2021 Financial Results Highlighted by Quarterly year over year Revenue Growth of 18%, Coupled with a 434% Increase in Gross Margin

Vancouver, British Columbia – November 29, 2021 – ParcelPal Logistics Inc. (“ParcelPal” or the “Company”), (OTC:PTNYF) (CSE:PKG) (FSE:PT0) is pleased to announce its Q3 2021 financial results highlighted by continued revenue growth of 18% and a 434% increase in gross margin compared to the same period 2020.

Overview

In Q3 2021, the Company continued its financial improvement, with gross revenue of approximately $1.74 million compared to $1.47 million in Q3 2020.  Most notable is that our gross margin had a 434% increase from 2.7% in Q3 2020 to 12.0% in Q3 2021.  Continued diversification of our customer base has continued to stabilize our revenue, driven by revenue out of the pharmaceutical, meal kit and retail spaces.  The Company also moved into its first warehouse in the Vancouver area in July, which will allow us to both engage larger customers and expand with existing customers. This will also enable us to benefit from the economies of scale, and to further diversify our business including through warehousing opportunities for clients, which is a cost-effective solution for certain industries that are being affected by the burgeoning supply chain issues.  We will look to add additional warehouse space in the United States as opportunities and needs arise as part of our growth plan.

Our continued solid revenue growth and jump in gross margin are, in large measure driven by our business expansion plan.  To this end,  we continue to invest in our service offerings, ramp up our staffing levels to meet the increase in business, and increase our focus on client diversification and higher margin customers.

Of important note is that our Q3 revenue growth and significant increase in operating margins comes outside of our United States business acquisition (which only accounts for roughly two weeks of the U.S. business in this quarter).  The gross revenues generated to date from the U.S. acquisition are in-line with our expectations and will begin to be reflected in Q4 and our next fiscal year.

CEO Rich Wheeless stated, “The actions we have taken to increase our gross margin and expand our service offerings have placed our Company in a better position to deliver value to our customers during the crisis caused by the COVID-19 pandemic, and beyond.  I am very encouraged by the continued growth in revenue and jump in gross margins which I see continuing as the Company expands into new and profitable markets in the current and future quarters.  Additionally, our first acquisition in mid-September in the western United States and recently announced LOI for a second U.S. acquisition involving an entirely new and significant customer will allow us to capitalize on internal synergies, as each of the U.S. acquisitions are in the western United States.  We will continue to take actions to strengthen our core business, which are intended to increase shareholder value with each expansion, addition and/or new customer signing.

Q3 2021 Financial Highlights:

September 30, 2021 compared to September 30, 2020 - Financial Highlights:

•
Revenue growth of 18.4% to $1,736,770 (compared from $1,466,528 in Q3 2020). Note: this was a record high for Q3 revenue since the inception of the Company. Also, without incorporating the two weeks of revenue of the acquisition of $117,979, revenue was $1,618,719 which was growth of 10.4% over the same period in 2020.

•	Gross profit jumped to $208,711 (up from $39,877 in Q3 2020). Also, Q3 gross margins increased to 12.0% (up from 2.7% in 2020). This was driven by a focus on higher margin corporate customers.

•
Cash of $166,258 at September 30, 2021, compared to $255,668 at December 31, 2020, and vehicles and right-of-use assets of $756,115 compared to $343,699 at December 31, 2020. Of note, we have an untapped equity facility of $5M available to us at our discretion, which we implemented in December 2020.

•	Consulting fees decreased to $35,356 (2020 - $39,295) as the Company decreased the number of personnel in the Company as it continues to streamline its processes and operations.

•	Marketing and promotion decreased to $317 (2020 - $19,655) as the Company continues to streamline its processes and operations.

•
Management and director fees increased to $1,492,536 (2020 - $223,542) and is consideration paid to the CEO and CFO of the Company and as a result of compensation shares issued to Directors and Officers.

•	Administrative, office and miscellaneous expenses decreased to $208,418 (2020 - $369,831) as the Company continues to streamline its processes and operations to become leaner and more efficient.

•	Salaries decreased to $177,576 (2020 - $265,624) primarily due to efforts to streamline operations.

•	Share-based compensation decreased to $Nil (2020 - $34,827) due to no stock options being granted during the current period.

•	The Company recorded interest expense of $155,110 (2020 - $27,242) primarily related to interest and accretion on the convertible notes.

•
During the three months ended September 30, 2021, Company had a net loss of $2,182,417 compared to $1,095,404 during the three months ended September 30, 2020.  Note: $1.43M was because the Company issued 13,000,000 common shares, fair valued at $1,430,000 in lieu of management fees (non-cash expense), around $100K in professional fees related to the acquisition and also recorded a net loss on the new acquisition of $136,193 for the ramp up for growth.

Subsequent to the period ended September 30, 2021, a few notable events occurred, including:

•
On October 18, 2021, the Company announced that it has changed its auditor from Dale Matheson Carr-Hilton LaBonte LLP (“DMCL”) to BF Borgers CPA, PC (“BF Borgers”) as its independent registered public accounting firm. The Board of Directors of the Company approved the appointment of BF Borgers as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021, effective October 14, 2021.

•
On October 5, 2021, the Company announced it signed a letter of an intent to acquire another United States delivery service company (the “Acquiree”).  The total purchase price (the “Purchase Price”) is expected to be one time actual revenue of the Acquiree’s first 12 months of operations (expected to be USD $1,400,000), based on an earn-out schedule to be set forth in the definitive agreement, which will be payable in cash (60%) and in shares of ParcelPal’s common stock (40%), the stock portion of which shall be priced at-market based on the closing price of the common stock following the closing of the transaction.  Under the terms of the proposed transaction, this will be an asset sale and ParcelPal will acquire 100% of the Acquiree’s outstanding assets and revenues generated from this delivery service location, which is located in the western region of the United States.

Outlook

The Company’s strategic priorities for the remainder of fiscal 2021 include:

•	Continued expansion into large markets in Canada, and the further expansion into the United States market.

•	Continued improvement in operating performance, and diversification of our customer base.

•	Building an exceptional and world-class brand with a focus on signing quality partners.

•	Using data, technology, and in-bound sales to ramp up sales and revenue generation.

The Company’s complete financial results are available in its unaudited Financial Statements and Management’s Discussion and Analysis for the quarter ended September 30, 2021, each of which have been filed with Canadian and United States securities regulators, respectively at www.sedar.com and www.sec.gov.

The Company plans on providing a further update this week on both a new customer contract and further United States expansion.

About ParcelPal Logistics Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions. We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in major Canadian cities including Vancouver, Calgary, and Toronto, and now in the western region of the United States.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.
ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed and do not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.  The information in this news release is not complete.  For a more complete description of all items referenced herein, please see our annual report on Form 20-F filed with the Securities and Exchange Commission and in our MD&A filed on Sedar, each as filed on the same date of this news release.

OTC – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0

Contact Information

Investor Contact

info@parcelpal.com
T: (587) 883-9811

Company Contact

Rich Wheeless, CEO, CFO, and Director
ParcelPal Logistics Inc.
rich.wheeless@parcelpal.com
T: (614) 395 7778

Forward Looking Information

This news release contains forward looking statements relating to the Proposed Transaction, and the future potential of ParcelPal.  Forward looking statements are often identified by terms such as “will”, “may”, “should”, “intends”, “anticipates”, “expects”, “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed due to, among other things, failure to execute definitive documentation, failure to complete satisfactory due diligence, failure to receive the approval of the CSE and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the mobile application industry, failure of ParcelPal to gain market acceptance and potential challenges to the intellectual property utilized in ParcelPal.  There can be no assurance that any forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward looking statement will materialize, and the reader is cautioned not to place undue reliance on any forward looking information.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.